[redacted]

15046152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 24 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAVU Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 3030
(No. and Street)

New York (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Marron (516) 287-2726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, Phyllis Hollis, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2014 and supplemental schedules pertaining to CAVU Securities, LLC as of December 31, 2014 are true and correct. I further affirm that neither the Corporation nor any officer has any proprietary interest in any account classified solely as that of a customer.

[signature] 2.4.2015

Signature Date

CEO/CCO

Title

Subscribed and Sworn to before me on this 4th day of Feb, 2015.

Kinchen Bizzell

Notary Public

KINCHEN BIZZELL
NOTARY PUBLIC-STATE OF NEW YORK
No. 02BI6290819
Qualified in New York County
My Commission Expires October 15, 2017

CAVU SECURITIES, LLC

(S.E.C. NO. 8 - 18428)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

AND

INDEPENDENT AUDITOR'S REPORT

AND

SUPPLEMENTAL EXEMPTION REPORT

****

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

CAVU SECURITIES, LLC

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

To the Members of
CAVU Securities, LLC
New York, NY

We have audited the accompanying statement of financial condition of CAVU Securities, LLC as of December 31, 2014, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CAVU Securities, LLC at December 31, 2014 in conformity with principles generally accepted in the United States.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 12, 2015

CAVU SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current Assets:		
Cash and cash equivalents	$	104,070
Mutual fund commission receivable		85,876
Securities owned, at fair value		971,064
Deposit with clearing broker		100,000
Receivables from broker-dealers		83,466
Prepaid expenses		15,641
Accrued mutual fund dividends and distributions		10,595
Total current assets		1,370,712
Other Asset:		
Goodwill, net of impairment		-
Total Assets	$	1,370,712

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Due to clearing broker	$	383,040
Payables to broker-dealers		56,852
Accounts payable and accrued expenses		134,826
Total liabilities		574,718
Commitments and Contingencies		
Members' Equity		795,994
Total Liabilities and Members' Equity	$	1,370,712

See notes to the statement of financial condition.

CAVU SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2014

Note A – Organization

CAVU Securities, LLC (the "Company") is a Delaware limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The liability of the Company's members for the losses, debts and obligations of the Company is generally limited to their capital contributions. The Company has endeavored to contribute a portion of its revenues to military and veteran charities.

Note B – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with maturities of three months or less. The Company's cash balances are insured up to $250,000 by the Federal Deposit Insurance Corporation resulting in periodic instances in which balances have been in excess of such insurance coverage.

Income Taxes

As the Company has elected to be treated as a partnership for income tax purposes, no provision for income taxes has been made in the accompanying financial statements. The Company's members are required to report their respective shares of the Company's income or loss on their individual income tax returns.

Evaluation of Subsequent Events

The Company has evaluated subsequent events through February 12, 2015, the date the financial statements were available for issuance.

Note C – Fair Value Measurements

The Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement and Disclosure defines fair value, establishes an framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The three levels of the fair value hierarchy under ASC Topic 820-10-35 are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are significant to the fair value measurement and unobservable

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table summarizes the valuation of the Company's investments by fair value hierarchy as described above as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Semper MBS Total Return Fund(87,996 shs)	$ 969,716	$ -	$ -	$ 969,716
Warrants to purchase up to 7,500 shares of Mobiquity Tech., Inc.	-	-	1,348	1,348
Total	$ 969,716	$ -	$ 1,348	$ 971,064

Note D – Clearing Broker

The Company introduces its customers on a fully-disclosed basis to Pershing, LLC ("Pershing") who it also uses to clear its proprietary securities transactions. In accordance with its clearing agreement with Pershing, the Company must maintain a clearing deposit of $100,000.

Note E – Goodwill

Goodwill in the amount of $155,000 was acquired as part of a 2013 transaction in which 100% of the membership interest in the Company was exchanged by way of sale. During 2014, management has adjusted the estimated value of the Company's goodwill to $0 based on an evaluation of assumed cash flows associated with the intangible asset.

Note E – Goodwill (continued)

Balance at January 1, 2014	$ 155,000
Goodwill impairment loss	(155,000)
Balance at December 31, 2014	$ -0-

Note F - Uncertain Tax Positions

As of December 31, 2014, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of January 1, 2014, accrued interest and penalties associated with uncertain tax positions is zero. For the year ended December 31, 2014, accrued interest and penalties associated with uncertain tax positions is zero.

The Company files income tax returns in the U.S. Federal jurisdiction, the State and Local jurisdictions of New York State and New York City. None of these taxing jurisdictions have active examinations of Company income tax returns.

Note G – Professional Employer Organization ("PEO")

The Company leases its employees through a PEO and, accordingly, is not the employer of record for tax and insurance purposes.

Note H – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital of $550,081, which was $450,081 in excess of its required net capital of $100,000. The Company's net capital ratio was .35 to 1.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Members of
CAVU Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which CAVU Securities, LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which CAVU Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(ii) and CAVU Securities, LLC stated that CAVU Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CAVU Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CAVU Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 12, 2015

Rule 15c3-3 Exemption Report
December 31, 2014

CAVU Securities, LLC ("the Company")

The Company, to its best knowledge and belief, during 2014, (1) claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(ii) without exception.

Name: Patrick J. Marron
Title: Financial and Operations Principal
Date: February 12, 2015

CAVU SECURITIES, LLC

(S.E.C. NO. 8-18428)

SUPPLEMENTAL REPORT ON SIPC-7

DECEMBER 31, 2014

CAVU SECURITIES, LLC

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Independent Auditor's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Required by SEC Rule 17a-5

To the Members of
CAVU Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by CAVU Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating CAVU Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CAVU Securities, LLC's management is responsible for the CAVU Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014 less revenues reported on the FOCUS reports for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 12, 2015

CAVU SECURITIES, LLC
SUPPLEMENTAL REPORT OF SIPC-7 (GENERAL ASSESSMENT FORM)
DECEMBER 31, 2014

General assessment calculated on SIPC-7	$ 4,738
Less: payments made with SIPC-6	(2,658)
Assessment balance due and paid with SIPC-7	$ 2,080